Exhibit 99.1

HAMILTON, BERMUDA, July 11, 2024 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today provides the following business update:

For the second quarter of 2024, the Company estimates time charter equivalent earnings for its fleet at $49,100 per day, comprising of $52,700 per day for the Company’s VLCCs operating in the spot market and $36,400 per day for the Company’s VLCCs on time-charter. The estimated time charter equivalent earnings are based on 2,114 revenue days for the second quarter, of which 1,644 days are spot days.

Thus far in the third quarter of 2024, 48% of the available spot days have been booked at an average rate of $45,600 per day on a discharge-to-discharge basis. 61% of the available revenue days, spot and time-charter days combined, have been booked at an average rate of $42,300 per day.

In the second quarter of 2024, the Company entered into a one-year time charter contract with a refining company for DHT Europe, built 2007. The time charter contract has a rate of $49,500 per day and the vessel is intended to trade in the Atlantic basin, servicing a European refinery.

As previously announced, the Company has entered into agreements to build four large VLCCs with originally expected delivery between April and December 2026. The expected delivery has been expedited, hence increasing revenue days in 2026. We expect the first vessel to be delivered in February, the second vessel in April, the third vessel in May and the fourth and final vessel is expected to be delivered in July 2026.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit www.dhtankers.com.

Forward Looking Statements
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the SEC on March 20, 2024.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com